Prospectus Supplement No. 10	Filed pursuant to Rule 424(b)(3) and 424(c) Registration Statement No. 333-183487

10,149,824 SHARES OF COMMON STOCK UNDERLYING WARRANTS WITH AN

EXERCISE PRICE EQUAL TO $0.65 PER SHARE

This Prospectus Supplement No. 10 (the “Prospectus Supplement”) amends our prospectus dated September 13, 2012, as previously supplemented (the “Prospectus”) related to 10,149,824 shares of our common stock underlying warrants with an exercise price equal to $0.65 per share, which warrants were issued upon consummation of the rights offering described in the Prospectus.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 20, 2013, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Capital Market, under the symbol “MOTR.” On March 19, 2013, the closing sale price of our common stock was $0.36 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 27 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2013

Motricity, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34781	20-1059798
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

601 West 26th Street

Suite 415

New York, NY 10001

(Address of Principal Executive Offices, including Zip Code)

(212) 792-9671

(Registrant’s Telephone Number, including Area Code)

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On March 15, 2013, Motricity, Inc. (the “Company” or Motricity) received a determination from the NASDAQ Listing Qualifications Panel (the “Panel”) indicating that the Panel has granted the Company’s request to transfer its listing from The NASDAQ Global Select Market to The NASDAQ Capital Market. As a result of this transfer, we have until June 10, 2013 to ensure compliance with Listing Rule 5450(a)(1), the continued listing requirement to maintain the closing bid price of our common stock at $1.00 per share (the “Minimum Bid Requirement”).

The Company’s securities began trading on The NASDAQ Capital Market on Tuesday, March 19, 2013.

As previously disclosed, on June 14, 2012, we received a letter from NASDAQ Staff advising that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Select Market pursuant to NASDAQ Listing Rule 5450(a)(1). NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, we would be provided 180 calendar days, or until December 11, 2012, to regain compliance with the Minimum Bid Requirement. On December 13, 2012, we received the a letter notifying us that we did not regain compliance with the Minimum Bid Requirement and, accordingly would be delisted from The NASDAQ Global Select Market unless we requested a hearing before the Panel. Accordingly, we timely submitted to NASDAQ a request for a hearing, which resulted in a stay of the suspension of trading of our common stock pending the conclusion of the hearing process and the expiration of any extensions granted by the Panel. On January 2, 2013, we received a third letter from NASDAQ advising us that our failure to meet the Proxy Solicitation and Annual Meeting Requirements serves as an additional basis for delisting our common stock. We presented our plan for regaining compliance with the Minimum Bid Requirement and the Proxy Solicitation and Annual Meeting Requirements at a hearing on January 31, 2013, and by letter, dated February 28, 2013, the Panel granted our request for continued listing, subject to, among other things, the requirement that we satisfy the Minimum Bid Requirement for the ten trading days prior to March 29, 2013 and that we solicit proxies and hold our annual meeting of stockholders by April 15, 2013. We subsequently requested additional time to comply with the Minimum Bid Requirement by transferring to the NASDAQ Capital Market.

There can be no assurances that the Company will be able to achieve or maintain compliance with the NASDAQ continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTRICITY, INC. (Registrant)

March 20, 2013	By:	/s/ Richard Sadowsky
(Date)		Richard Sadowsky Chief Administrative Officer